June 13, 2025

Brandon Lutnick
Chief Executive Officer
Cantor Equity Partners III, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners III, Inc.
            Registration Statement on Form S-1
            Filed June 6, 2025
            File No. 333-287847
Dear Brandon Lutnick:

        We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 6, 2025
Cover page

1. We note the revision made in response to prior comment 1. The revised disclosure appears to relate only to dilution upon conversion at the time of the business combination, but does not include the potential dilutive effect of a mechanism employed at the time of the offering in order to maintain a 20% interest upon an increase in the size of the offering. Please revise to address the potential dilutive effect in this instance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 13, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pamela Long at 202-551-3765
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Stuart Neuhauser